                         SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.

                                      FORM T-3
             FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                            TRUST INDENTURE ACT OF 1939

                              MERCURY FINANCE COMPANY
                                (Name of Applicant)

                   100 FIELD DRIVE, LAKE FOREST, ILLINOIS  60045
                      (Address of principal executive offices)

            SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

     TITLE OF CLASS      AMOUNT

     9% SENIOR SECURED NOTES
     DUE 2001, SERIES A       $[ UNDETERMINED ]

     SENIOR SECURED NOTES
     DUE 2001, SERIES B       $[ UNDETERMINED ]

Approximate date of issuance:           On or as soon as possible after the
                                        Effective Date (as defined in the
                                        First Amended Plan of Reorganization
                                        dated October 15, 1998 of Mercury
                                        Finance Company under chapter 11 of
                                        the United States Bankruptcy Code).

Name and address of agent for service:  Mark Dapier, Esq.
                                        Mercury Finance Company
                                        100 Field Drive
                                        Lake Forest, Illinois  60045
                                        (847) 295-8600

                                        With a copy to:

                                        Grant A. Bagan, P.C.
                                        Lewis S. Rosenbloom
                                        McDermott, Will & Emery
                                        227 West Monroe St., Suite 3100
                                        Chicago, Illinois  60606
                                        (312) 372-2000

     THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (i) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT, OR (ii) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(c) OF THE TRUST INDENTURE ACT OF 1939, AS AMENDED (THE "ACT"), MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.

                                      GENERAL

     1.   GENERAL INFORMATION.  Furnish the following as to the applicant:

          (a)  Form of organization.

               A corporation.

          (b)  State or other sovereign power under the laws of which organized.

               Delaware.

     2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

          On July 15, 1998, Mercury Finance Company, a Delaware corporation (the "Company"), filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Illinois Eastern Division (the "Bankruptcy Court"). As part of the first Amended Plan of Reorganization of the Company dated October 15, 1998 (the "Plan of Reorganization"), the Company proposes to issue 9% Senior Secured Notes due 2001, Series A and 9% Senior Secured Notes due 2001, Series B (collectively, the "New Senior Notes"). The Plan of Reorganization also provides for the issuance of 9% Senior Subordinated Notes due 2003 (the "New Senior Subordinated Notes"), as well as shares of common stock of the Company (the "New Common Stock") and warrants to purchase shares of New Common Stock (the "Warrants"). The New Senior Notes and the New Senior Subordinated Notes will be issued in part to discharge claims of existing creditors in the Bankruptcy Case described below.

          On October 15, 1998, the Bankruptcy Court approved the Company's First Amended Disclosure Statement dated October 15, 1998 (the "Disclosure Statement") as containing "adequate information" for the purpose of soliciting votes of holders of claims or equity interests in the Company for acceptance or rejection of the Plan of Reorganization (Case No. 98 B 20763) and authorized the Company to solicit acceptances of its Plan of Reorganization. A hearing to confirm the Plan of Reorganization is anticipated to begin on December 21, 1998. The New Senior Notes are to be issued under an indenture and supplemental indentures (together with the supplemental indentures thereto, the "Senior Note Indenture") between the Company and Norwest Bank Minnesota, National Association, as trustee, forms of which are attached hereto as Exhibits T3C1 and T3C2.

          A copy of the Disclosure Statement is attached as Exhibit T3E5 to this Form T-3 and a copy of the Plan of Reorganization is attached as Exhibit T3E6 to this Form T-3. Information in this Form T-3 relating to future actions or intentions of the Company, or other parties pursuant to the Plan of Reorganization, are the current intentions of such parties, pursuant to the Plan of Reorganization and as described in the Disclosure Statement, which actions may be subject to modification, provided that all necessary approvals and/or consents have been obtained.

          The New Senior Notes and the New Senior Subordinated Notes are proposed to be issued in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), set forth in
Section 1145(a)(1) of Title 11 of the Bankruptcy Code, applicable to the offer or sale under a plan of reorganization under Chapter 11 of the Bankruptcy Code by an entity that is not an underwriter of a security of a debtor principally in exchange for a claim against such debtor.

          Section 1145 of Title 11 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (1) the securities are issued by a debtor, its successor, or an affiliate participating in a joint plan with the debtor (provided that such entity is not an underwriter as defined in Section 1145(b) of the Bankruptcy Code) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities are issued entirely in exchange for the recipients' claim against or interest in the debtor or such affiliate, or "principally" in such exchange and "partly" for cash or property.

          The Company believes that the issuance of the New Senior Notes and the New Senior Subordinated Notes to certain creditors of the Company pursuant to the Plan of Reorganization will satisfy all three conditions of
Section 1145 of the Bankruptcy Code because (a) the issuances of the New Senior Notes and the New Senior Subordinated Notes are expressly contemplated under the Plan of Reorganization as part of the reorganization; (b) the recipients are holders of "claims" against the Company; and (c) the recipients will obtain such New Senior Notes and the New Senior Subordinated Notes principally in exchange for their prepetition claims.

                                    AFFILIATIONS

     3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

          The following table sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of September 30, 1998. Pursuant to the federal securities laws, the directors and executive officers set forth below may be deemed to be affiliates of the Company due to their positions with the Company; however, their inclusion in this item is not an admission of their affiliated status with the Company. The table is based on information within the Company's possession including Schedules 13D and 13G filed with the Securities and Exchange Commission. As of September 30, 1998, there were not any persons or entities known by the Company to be the beneficial owners of more than five percent of the Company's voting securities. The address for all of the persons listed below is the address of the Company.

                                                                                                          PERCENTAGE
                                                                                                           OF VOTING
 NAME                                                   RELATIONSHIP                                      SECURITIES
-------                                                --------------                                   -------------
 Dennis H. Chookaszian                                   Director                                               *
 William C. Croft                                        Director                                               *
 Clifford R. Johnson                                     Director                                               *
 Andrew McNally IV                                       Director                                               *
 Bruce I. McPhee                                         Director                                               *
 Fred G. Steingraber                                     Director                                               *
 Philip J. Wicklander                                    Director                                               *
 William A. Brandt, Jr                                   President & Chief Executive                            *
                                                         Officer
 Fred Caruso                                             Acting Chief Operating Officer                         *
 Patrick O'Malley                                        Acting Principal Financial &                           *
                                                         Accounting Officer
 Mercury Finance Corporation of Alabama (Ala)            Subsidiary                                            NA
 Mercury Finance Company of Arizona (Ariz.)              Subsidiary                                            NA
 Merc. Finance Company of California (Cal)               Subsidiary                                            NA
 Mercury Finance Company of Colorado (Del)               Subsidiary                                            NA
 Mercury Finance Company of Delaware (Del)               Subsidiary                                            NA
 Mercury Finance Company of Florida (Del)                Subsidiary                                            NA
 Mercury Finance Company of Georgia (Del)                Subsidiary                                            NA
 Mercury Finance Company of Illinois (Del)               Subsidiary                                            NA
 Mercury Finance Company of Idaho (Del)                  Subsidiary                                            NA
 Mercury Finance Company of Iowa (Del)                   Subsidiary                                            NA
 Mercury Finance Company of Indiana (Del)                Subsidiary                                            NA
 Mercury Finance Company of Kansas (Del)                 Subsidiary                                            NA
 Mercury Finance Company of Kentucky (Del)               Subsidiary                                            NA
 Mercury Finance Company of Louisiana (Del)              Subsidiary                                            NA
 Mercury Finance Company Michigan (Del)                  Subsidiary                                            NA
 Mercury Finance Company of Missouri (Del)               Subsidiary                                            NA
 Mercury Finance Company of Mississippi (Del)            Subsidiary                                            NA
 Mercury Finance Company of Nevada (Nev.)                Subsidiary                                            NA
 Mercury Finance Company of New Mexico (Del)             Subsidiary                                            NA
 Mercury Finance Company of New York (Del)               Subsidiary                                            NA
 Mercury Finance Company of North Carolina (Del)         Subsidiary                                            NA
 Mercury Finance Company of Ohio (Del)                   Subsidiary                                            NA
 MFC Finance Company of Oklahoma (Del)                   Subsidiary                                            NA
 Mercury Finance Company of Oregon (Del)                 Subsidiary                                            NA
 Mercury Finance Company of Pennsylvania (Del)           Subsidiary                                            NA
 Mercury Finance Company of South Carolina (Del)         Subsidiary                                            NA
 Mercury Finance Company of Tennessee (Tenn.)            Subsidiary                                            NA
 MFC Finance Company of Texas (Del)                      Subsidiary                                            NA
 Mercury Finance Company of Utah (Del)                   Subsidiary                                            NA
 Mercury Finance Company of Virginia (Del)               Subsidiary                                            NA
 Mercury Finance Company of Washington (Del)             Subsidiary                                            NA
 Mercury Finance Company of Wisconsin (Del)              Subsidiary                                            NA
 Filco Marketing Company (Del)                           Subsidiary                                            NA
 Gulfco Investment Inc. (La)                             Subsidiary                                            NA
 Gulfco Finance Company (La)                             Subsidiary                                            NA
 Midland Finance Co. (IL)                                Subsidiary                                            NA
 MFN Insurance Company (Turks and Caicos)                Subsidiary                                            NA
 MFC Financial Services, Inc. of Florida                 Subsidiary                                            NA


___________________
*Less than one percent

          On the date of the effectiveness of the Plan of Reorganization (the "Effective Date"), all of the Company's current common stock will be canceled. Pursuant to the Plan of Reorganization, as of the Effective Date, (a) 10,000,000 shares of New Common Stock of the Company will be issued to holders of Senior Debt Claims (as defined in the Plan of Reorganization) pro rata, based upon each creditor's percentage of the Senior Debt Claims, and (b) the stockholders of the Company and holders of Securities Fraud Claims (as defined in the Plan of Reorganization) will be entitled to receive Warrants to purchase up to 15% of the New Common Stock of the Company. Accordingly, as of the Effective Date, based upon the holders of the Senior Debt Claims on September 30, 1998, the following table sets forth certain creditors of the Company (including the amount and percentage of voting securities of the Company to be owned after the Effective Date due to the issuance of New Common Stock pursuant to the Plan of Reorganization) who may be deemed to be affiliates of the Company after the Effective Date of the Plan of Reorganization due to their ownership of more than 10% of the New Common Stock.

                                                           PERCENTAGE OF VOTING
 NAME AND ADDRESS                     AMOUNT OWNED           SECURITIES OWNED
------------------                    -------------        --------------------
 Franklin Mutual Series                  1,632,000                19.2%
  51 John F. Kennedy Parkway
  Short Hills, New Jersey 07075
 Goldman, Sachs & Co.                    1,606,500                18.9%
  85 Broad Street
  New York, New York  10004
 Silver Oak Capital, L.L.C.                935,000                11.0%
  c/o Angelo, Gordon & Co. L.P.
  245 Park Avenue, 26th Floor
  New York, New York  10167
 Principal Life Insurance Co.              875,500                10.3%
  711 High Street
  Des Moines, Iowa  50392
 Merrill Lynch Pierce Fenner &             816,000                9.96%
  Smith Incorporated
  250 Vesey Street
  New York, New York  10281

                               MANAGEMENT AND CONTROL

     4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

          The address for each director and executive officer listed below is 100 Field Drive, Lake Forest, Illinois 60045.

 NAME                                    OFFICE
------                                   -------
 Dennis H. Chookaszian                   Director
 William C. Croft                        Director.


                                       -5-

 NAME                                    OFFICE
------                                   -------
 Clifford R. Johnson                     Director.
 Andrew McNally IV                       Director.
 Bruce I. McPhee                         Director.
 Fred G. Steingraber                     Director.
 Philip J. Wicklander                    Director.
 William A. Brandt, Jr.                  President and Chief Executive Officer of the Company.
 Fred Caruso                             Acting Chief Operating Officer.
 Patrick J. O'Malley                     Acting Principal Financial and Accounting Officer.
 Edward G. Stautzenbach                  Vice President - Marketing.
 Steven G. Gould                         Vice President - Operations.
 George R. Carey                         Vice President - Operations.
 Sheila M. Tilson                        Vice President - Operations and Assistant Secretary.
 John N. Brincat, Jr.                    Vice President - Operations.
 Michael Caul                            Vice President - Operations.
 David Joseph Peters                     Vice President - Operations.
 Charles H. Lam                          Vice President - Operations.
 Allan Green                             Vice President - Portfolio Management.

          Upon the effectiveness of the Plan of Reorganization, it is expected that the composition of the directors and executive officers of the Company will change; however, as of September 30, 1998, no definitive plans for such change have been formalized.

     5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

          As of September 30, 1998, based on information and reports filed with the Securities and Exchange Commission, there were not any persons or entities known by the Company to be the beneficial owners of more than five percent of the Company's voting securities.

          As of the effectiveness of the Plan of Reorganization (the "Effective Date"), all of the Company's current common stock and options to purchase common
stock will be canceled.   Pursuant to the Plan of Reorganization, as of the
Effective Date, (a) 10,000,000 shares of New Common Stock of the Company will be issued to holders of Senior Debt Claims (as defined in the Plan of Reorganization) pro rata, based upon each creditor's percentage of the Senior Debt Claims, and (b) the stockholders of the Company and holders of Securities Fraud Claims (as defined in the Plan of Reorganization) will be entitled to receive Warrants to purchase up to 15% of the New Common Stock of the Company. Accordingly, as of the Effective Date, based upon the holders of the Senior Debt Claims on September 30, 1998, the following table sets forth certain creditors of the Company, including their respective percentage ownership of voting securities of the Company, who may be deemed to be affiliates of the Company after the effective date of the Plan of Reorganization due to their ownership of more than 10% of the New Common Stock.

                                                             SECURITIES OWNED
 NAME AND ADDRESS                     AMOUNT OWNED         PERCENTAGE OF VOTING
-------------------                  -------------        -----------------------
 Franklin Mutual Series                  1,632,000                 19.2%
  51 John F. Kennedy Parkway
  Short Hills, New Jersey 07075


                                       -6-

 Goldman, Sachs & Co.                    1,606,500                 18.9%
  85 Broad Street
  New York, New York  10004
 Silver Oak Capital, L.L.C.                935,000                 11.0%
  c/o Angelo, Gordon & Co. L.P.
  245 Park Avenue, 26th Floor
  New York, New York  10167
 Principal Life Insurance Co.              875,500                 10.3%
  711 High Street
  Des Moines, Iowa  50392
 Merrill Lynch Pierce Fenner &             816,000                 9.96%
      Smith Incorporated
  250 Vesey Street
  New York, New York  10281

                                    UNDERWRITERS

     6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the applicant which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

          (a)  None.

          (b) The New Common Stock, New Senior Notes and the New Senior Subordinated Notes proposed to be offered will be exchanged with certain holders of claims against the Company, as set forth in the Plan, without the assistance of any underwriter.


                                 CAPITAL SECURITIES

     7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

As of September 30, 1998:


TITLE OF CLASS                                          AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share ................... 300,000,000                177,900,671

___________________
(1) Does not include options to purchase an aggregate of ___________ shares of Common Stock at various exercise prices which are currently outstanding.

As of the Effective Date of the Plan of Reorganization:

TITLE OF CLASS                                               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share (1)...................... 25,000,000           10,000,000
Preferred Stock, no par value.................................. [          ]              -
Senior Secured Notes due 2001, Series A and Series B...........$[           ]        $[         ]
9% Senior Subordinated Notes due 2003..........................$[           ]        $[         ]

-------------------
(1) Does not include three series of warrants to purchase an aggregate of 1,500,000 shares of New Common Stock (500,000 for each series ) that were issued pursuant to the Plan of Reorganization. The Series A, Series B and Series C Warrants shall be exercisable for $__________, $__________, $___________ per share, respectively, on the Effective Date of the Plan of Reorganization, and shall expire on the third, fourth and fifth anniversary of the Effective Date of the Plan of Reorganization, respectively.

          (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

          Each outstanding share of the Company's existing Common Stock and the New Common Stock has or will have, as applicable, one vote with respect to all matters subject to common stockholder vote. The other securities are not voting securities.

          Holders of the New Senior Notes and New Senior Subordinated Notes do not have any voting rights by reason of ownership of those securities.

     8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

          The New Senior Notes will be issued pursuant to an Indenture between the Company and Norwest Bank Minnesota, National Association, as trustee (the "Senior Note Indenture"), a copy of which (including the supplemental indentures thereto) is attached hereto as Exhibits T3C1 and T3C2. Capitalized terms used in this Section 8 which are not otherwise defined below or elsewhere in the Application have the respective meanings assigned to them in the Senior Note Indenture. Section references used in this Section 8 shall, unless otherwise specified or the context otherwise requires, be references to the corresponding sections of the Senior Note Indenture. The following summary of certain provisions of the Senior Note Indenture does not purport to be complete and is subject to, and is qualified in its entirety, by reference to all of the provisions of the Senior Note Indenture.

     (A)  EVENTS OF DEFAULT AND NOTICE OF DEFAULT.

          The following are Events of Default under the Senior Note Indenture:

          (i) failure by the Company to pay interest on the New Senior Notes for 10 days after becoming due;

          (ii) failure by the Company to pay the principal of or premium (if any) on the New Senior Notes, whether at maturity or upon redemption, repurchase or otherwise;

          (iii) failure by the Company to comply with any of its covenants or the breach by the Company of any of its covenants or warranties under the Senior Note Indenture (other than a breach of a covenant or warranty which is specifically provided for elsewhere in this section (A)) for 30 days after written notice specifying the failure and that the same is a Default shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of 25% in principal amount of the New Senior Notes outstanding;

          (iv) default or defaults, including a payment default (after giving effect to all applicable grace periods), under any evidence of Indebtedness under which the Company or any of its Subsidiaries has an aggregate principal amount of Indebtedness in excess of $10 million and either (A) such Indebtedness is already due and payable in full or (B) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness. Subject to Sections 10.01 and 9.08 of the Senior Note Indenture, the Trustee will not be deemed to have knowledge of such default unless either (1) a Responsible Officer of the Trustee has actual knowledge of the default or (2) the Trustee has received written notice thereof from the Company, from any Holder, from the holder of any such Indebtedness or from the trustee under the agreement or instrument relating to such Indebtedness;

          (v) any judgment or order for the payment of money is entered against the Company or any Subsidiary for $25 million or more (in excess of insured amounts) either individually or in the aggregate for all such judgments or orders against all such Persons and remains undischarged, unstayed or otherwise unsatisfied for 60 days;

          (vi) a court of competent jurisdiction enters a judgment, decree or order under any state or federal insolvency, bankruptcy, reorganization or other similar law that is for relief against the Company or any Subsidiary of the Company, in an involuntary case or proceeding, or enters a decree or order:

          (a) adjudging the Company or any Subsidiary a bankrupt or insolvent,

          (b) approving a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Subsidiary of the Company,

          (c) appointing a Custodian or other similar official for the Company or any Subsidiary of the Company or for all or substantially all of the property of any of them, or

          (d) ordering the winding-up or liquidation of the Company or any Subsidiary of the Company,

     and in each case the judgment, order or decree remains unstayed and in effect for 60 days.

          (vii) the Company or any of its Subsidiaries pursuant to or within the meaning of any state or federal insolvency, bankruptcy, reorganization or other similar law:

          (a)    commences a voluntary case or proceeding,

          (b) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding,

          (c) consents to the institution of a bankruptcy or an insolvency proceeding against it,

          (d) files a petition or answer or consent seeking reorganization or relief with respect to the Company under any applicable law,

          (e) consents to the appointment of, or taking possession by, a Custodian or other similar official of it or any subsidiary for all or substantially all of its property,

          (f)    makes an assignment for the benefit of its creditors,

          (g)    generally is not able to pay its debts as they become due, or

          (h) takes any corporate action to authorize or effect any of the foregoing;

          (viii) the Subsidiaries Guaranty Agreement or any future guaranty agreement entered into by a Subsidiary hereafter acquired or created is held to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary guarantor, or any Person acting on behalf of any Subsidiary guarantor denies to disaffirm its obligations under its subsidiary guarantee agreement;

          (ix) default in the performance, or breach, of any covenant or warranty of the Company or any Subsidiary, and the continuance of such default or breach for a period of time which extends beyond the applicable grace or cure period provided, in any Collateral Security Document; or

          (x) notwithstanding anything in Section 9.01 of the Senior Note Indenture to the contrary, if the Company defaults in the performance of or breaches any covenant in Article III of the First Supplemental Indenture or
     Article III of the Second Supplemental Indenture to the Senior Note Indenture (other than Section 3.8 of the First Supplemental Indenture and Second Supplemental Indenture) or Section 7.05 of the Senior Note Indenture, an Event of Default will immediately occur, without giving effect to the passage of time, notice, or both.

          If a Default or an Event of Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. In the case of any Default of the character specified in Section clause (iii) of this Section 8(A), no such notice to Holders will be given until at least 30 days after the Default occurs. The Company will notify the Trustee of any uncured Event of Default within 10 days after any Responsible Officer of the Company becomes aware of or receives actual notice of the Event of Default.

     (B) AUTHENTICATION AND DELIVERY OF THE NEW SENIOR NOTES AND THE APPLICATION OF PROCEEDS THEREOF.

          A New Senior Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Senior Note has been authenticated and delivered under the Senior Note Indenture. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the New Senior Notes. An authenticating agent may authenticate the New Senior Notes whenever the Trustee may do so. Each reference in the Senior Note Indenture to authentication by the Trustee includes authentication by such agent. Notwithstanding the foregoing, if any New Senior Note has been authenticated and delivered but never issued and sold by the Company, and the Company shall deliver the New Senior Note to the Trustee for cancellation, such New Senior Note will be deemed never to have been authenticated and delivered and will not be entitled to the benefits of the Senior Note Indenture.

          There will be no proceeds from the issuance of the New Senior Notes because the New Senior Notes will be issued as part of an exchange for the cancellation of the Company's Senior Debt Claims (as defined in the Plan of Reorganization).

     (C)  RELEASE OF PROPERTY SUBJECT TO THE LIEN OF THE SENIOR NOTE INDENTURE.

          The Company's obligations under the New Senior Notes issued under the Senior Note Indenture are secured by liens on, and security interests in, on the assets of the Company and certain of its Subsidiaries. Pursuant to the terms and conditions of the First Supplemental Indenture and of the Second Supplemental Indenture, the Company and its Subsidiaries may, without requesting the consent of the Trustee or the holders of New Senior Notes, (a) sell used, worn out or surplus equipment in the ordinary course of business and (b) consummate sales, contributions and transfers of Receivables pursuant to any Warehouse Facility.

          Subject to applicable law, the release of any Company Collateral or Subsidiary Collateral from Liens created by the Collateral Documents or the release of, in whole or in part, the Liens created by the Collateral Documents, will not be deemed to impair the Collateral Documents in contravention of the Senior Note Indenture if and to the extent the Company Collateral, Subsidiary Collateral or Liens are released pursuant to, and in accordance with, the applicable Collateral Documents or pursuant to, and in accordance with, the terms of the Senior Note Indenture. To the extent applicable, without limitation, the Company and the Subsidiaries of the Company party to the Subsidiaries Guaranty Agreement (the "Subsidiary Guarantors") shall cause
Section 314(d) of the Act, relating to the release of property or securities from the Liens of the Collateral Documents, to be complied with.

     (D)  SATISFACTION AND DISCHARGE.

          The obligations of the Company under the New Senior Notes and the Senior Note Indenture will terminate (except for certain obligations of the Company to indemnify the Trustee and the Authenticating Agent under certain circumstances, and certain obligations with respect to unclaimed funds) when (i) all outstanding New Senior Notes theretofore authenticated and delivered (other than New Senior Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.07 of the Senior Note Indenture) have been delivered to the Trustee for cancellation, (ii) the Company has paid or caused to be paid all other sums payable by it, and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent specified by the Senior Note Indenture relating to the satisfaction and discharge of the Senior Note Indenture have been complied with.

     (E)  EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

          The Company is required to furnish the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate complying with Section 314(a)(4) of the Trust Indenture Act and stating whether or not the signers know of any Default that occurred during such fiscal year. If they do, the Officers' Certificate shall describe the Default and its status. Such compliance shall be determined without regard to periods of grace or notice requirements.

          The Company is also required to deliver to the Trustee an Officers' Certificate promptly upon becoming aware of any Event of Default or a Default which could result in an Event of Default described in clause (vi) or clause
(vii) of Section (A) above and which Officer's Certificate will specify such Default or Event of Default.

     9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

          The Subsidiaries of the Company are guaranteeing the obligations of the Company under the Senior Note Indenture pursuant to the Subsidiaries Guaranty Agreement and are pledging their assets to secure their obligations thereunder pursuant to the Subsidiaries Security Agreement.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     (a) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

     (b) The statement of eligibility and qualification of each trustee under the indenture or to be qualified.

     (c) The following Exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A.   Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3A to the Company's Annual Report on Form
               10-K for the year ended December 31, 1996 (Sec File No. 0-10176).
               The Certificate of Incorporation will be amended and restated in connection with the Plan of Reorganization. The form of Amended and Restated Certificate of Incorporation of the Company is attached as Exhibit I to the Disclosure Statement (and is filed as Exhibit T3E14 to this Form T-3).

Exhibit T3B.   By-Laws of the Company, incorporated by reference to Exhibit 3B to the Company's Form 10 filed February 1, 1989 (Sec File
               No. 0-10176). The By-Laws will be amended and restated in connection with the Plan of Reorganization. The form of Restated
               By-Laws of the Company is attached as Exhibit I to the Disclosure
               Statement (and is filed as Exhibit T3E14 to this Form T-3).

Exhibit T3C1.  Form of the New Senior Note Indenture between the Company and
               Norwest Bank Minnesota, National Association, as trustee.

Exhibit T3C2   Form of Supplemental Indentures with respect to the New Senior
               Notes between the Company and Norwest Bank Minnesota, National
               Association, as trustee.

Exhibit T3D.   Not applicable.

Exhibit T3E1.  Order Governing Plan Confirmation Hearing of Mercury Finance
               Company.

Exhibit T3E2.  Notice of Last Date for Filing of Proofs of Claim Against Mercury
               Finance Company and Procedure Therefor.

Exhibit T3E3.  Proof of Claim Form.

Exhibit T3E4.  Notice of Hearing to Consider Confirmation of Mercury Finance
               Company's First Amended Plan of Reorganization and Deadline for Filing Objections and Conducting Related Discovery Thereto.

Exhibit T3E5.  First Amended Disclosure Statement with respect to the Plan of
               Reorganization dated as of October 15, 1998 (the "Disclosure Statement"). The Exhibits to the Disclosure Statement are filed as separate Exhibits to this Form T-3.

Exhibit T3E6.  Mercury Finance Company First Amended Plan of Reorganization
               dated as of October 15, 1998 (Exhibit A to the Disclosure Statement).

 Exhibit T3E7.  Form of the Supplemental New Senior Note Indentures between the
                Company and Norwest Bank Minnesota, National Association, as trustee (Exhibit B to the Disclosure Statement). See Exhibit T3C2 above.

 Exhibit T3E8.  Form of the New Senior Note Indenture between the Company and
                Norwest Bank Minnesota, National Association, as trustee (Exhibit C to the Disclosure Statement). See Exhibit T3C1 above.

 Exhibit T3E9.  Form of Collateral Documents for the New Senior Notes (Exhibit D
                to the Disclosure Statement).

 Exhibit T3E10  Form of Supplemental Subordinated Note Indenture between the
                Company and Norwest Bank Minnesota, National Association, as trustee (Exhibit E to the Disclosure Statement).

 Exhibit T3E11. Form of the Subordinated Note Indenture between the Company and
                Norwest Bank Minnesota, National Association, as trustee (Exhibit F to the Disclosure Statement).

 Exhibit T3E12. Form of Registration Rights Agreement among the Company and the persons identified on Schedule 1 therein (Exhibit G to the Disclosure Statement).

 Exhibit T3E13. Form of Warrant Agreement between the Company and Harris Trust and Savings Bank, as trustee (Exhibit H to the Disclosure Statement).

 Exhibit T3E14. Form of the Charter and Bylaws of the Company upon the effectiveness of the Plan of Reorganization (Exhibit I to the Disclosure Statement).

 Exhibit T3E15. [Intentionally Omitted]

 Exhibit T3E16. Fairness Opinion of Investment Bank (Exhibit K to the Disclosure
                Statement).

 Exhibit T3E17. Agreement dated May 14, 1998 among the Company and certain creditors of the Company (Exhibit L to the Disclosure Statement), incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on May 15, 1998 (Sec File No. 0-10176).

 Exhibit T3E18. Projected Financial Information of the Company (Exhibit M to the
                Disclosure Statement).

 Exhibit T3E19. The Company's Annual Report on Form 10-K for the year ended
                December 31, 1997; the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (Exhibit N to the

               Disclosure Statement), all incorporated herein by reference (Sec File No. 0-10176).

 Exhibit T3E20. Liquidation Analysis of the Company (Exhibit O to the Disclosure
                Statement).

 Exhibit T3E21. Forms of Ballots for accepting or rejecting the Plan of
                Reorganization.

 Exhibit T3E22. Financial Analysis by Certain Claimants (Exhibit P to the
                Disclosure Statement).

 Exhibit T3E23. Exhibit Q to the Disclosure Statement.  See Exhibit T3A and T3B
                above.

 Exhibit T3E24. Form of Indemnification Agreement for certain officers and directors of the Company (Exhibit R to the Disclosure
                Statement).

*Exhibit T3E25. Operating Report of the Company (Exhibit S to the Disclosure
                Statement).

 Exhibit T3F.   See Cross Reference Sheet showing the location in the New Senior
                Note Indenture of the provisions inserted therein pursuant to
                Section 310 through 318(a), inclusive, of the Trust Indenture
                Act of 1939 (included in Exhibit T3C1 hereof).

-------------
* To be filed by amendment.

                                     SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Mercury Finance Company, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Chicago, and State of Illinois, on the 19th day of October, 1998.

                                   MERCURY FINANCE COMPANY


Attest:                            By: /s/ William Brandt
                                       -----------------------------------------
                                        President and Chief Executive Officer


Attest:                            By: /s/ Patrick O'Malley
                                       -----------------------------------------
                                        Chief Accounting Officer






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